Exhibit 4.15

MSKCC Investigator-Initiated Clinical Trial Agreement with Kazia Therapeutics Limited

This Agreement (this “Agreement”), effective as of the date of the last signature (“Effective Date”), is entered into by Memorial Sloan Kettering Cancer Center, a New York not-for-profit corporation (“MSK”), having its principal place of business at 1275 York Avenue, New York, NY 10065, on behalf of Memorial Hospital for Cancer and Allied Diseases and its Regional Sites (collectively, “MSK”), and Kazia Therapeutics Limited, a drug development company, with its principal office and place of business at Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000, Australia (“Company”). MSK and Company may each be referred to as a “Party” to this Agreement, and referred to collectively as the “Parties.”

WHEREAS, Company is a for-profit company that conducts business in the development of GDC-0084 (“the Study Drug”); and

WHEREAS, MSK desires to conduct a clinical study of the Study Drug, as described in this Agreement, to advance, among other things, scientific and medical knowledge with due regard for patient safety, and has the appropriate facilities and personnel with the necessary qualifications, training, knowledge and experience to conduct the Study;

WHEREAS, MSK, at its election, seeks to conduct the aforementioned clinical study at its Cancer Alliance Clinical Trial Sites, at local hospitals which are members of MSK’s Cancer Health Equity Research Program, and at local providers under collaborative partnerships with MSK (all collectively hereinafter the “Network Sites”);

WHEREAS, MSK has prepared a protocol which is of mutual research interest to both MSK and Company;

WHEREAS, Company has agreed to provide MSK Study Drug and certain funding for the performance of the Study; and

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Scope of Work.

1.1.

Study. MSK agrees to use reasonable efforts to conduct a clinical study entitled, “A Phase I Study with Expansion Cohort of Concurrent GDC-0084 with Whole Brain Radiation Therapy for Patients with Solid Tumor Brain Metastases Harboring PIK3CA Mutations” (“Study”) as described in the protocol and any approved amendments thereto (collectively, the “Protocol”), as kept of record by the appropriate Institutional Review Board (“IRB”). A copy of the Protocol, as of the Effective Date of the Agreement, is attached hereto as Exhibit A, and is incorporated herein by reference.

1.2.

Principal Investigator. T. Jonathan Yang, M.D. will serve as the principal investigator (“Principal Investigator”) for the Study. The Principal Investigator is an employee of MSK and is not a party to this Agreement.

1.3.

Study Drug. Company will provide MSK with a sufficient quantity of GDC-0084 (“Study Drug”), presented as GDC-0084 15mg Capsules packed in bottles (unlabeled) as indicated in the Protocol, to conduct the Study at MSK sites, as well as any other compounds, materials, equipment, and information which the Protocol specifies Company will deliver. MSK will use the Study Drug solely for the purposes of conducting the Study, and will comply with all applicable laws and any lawful, written instructions provided by Company. MSK must keep the Study Drug secure at all times in accordance with its internal policies and procedures. The Study Drug may only be used in the United States. Any Study Drug, compounds, materials, and equipment provided by Company that remain after the conclusion of the Study will be either returned to Company or destroyed at Company’s request at the end of the Study, at Company’s sole expense. The Study Drug is not FDA cleared or approved for marketing, but is described in the Company’s open IND(#112,608). If necessary, MSK will file, or has filed, an Investigational New Drug Application (“IND”) for the Study Drug with the United States Food and Drug Administration (“FDA”). Upon request from MSK, Company will provide a Letter of Authorization (LoA) to Kazia IND 112,608, to be included with MSK IND submission. MSK will provide a draft copy of the IND to Company, for review prior to submission to FDA. General responsibilities relating to Study Drug are provided in Exhibit C.

1.4.

MSK Control. MSK will be the “Sponsor” of the Study as such term is defined in regulations promulgated by the United States Food and Drug Administration (“FDA”) for clinical studies of the nature of the Study. Except as otherwise expressly described in the Protocol, MSK will have the sole and exclusive authority to conduct, manage, control and direct the Study, to supervise all MSK personnel participating in the Project, and to manage any MSK subcontractors carrying out MSK responsibilities in the Study; providing, however, Company will have reasonable opportunities during the course of the Study to advise and consult with the Principal Investigator regarding the Study and its progress.

1.5.

Performance of Study. MSK represents that it has, or by the commencement of the Study will have, the experience, capability, and resources, including, but not limited to, sufficient personnel and equipment, to efficiently and expeditiously perform the Study in a professional and competent manner. MSK represents that it and its affiliates and any other person involved in the conduct of the Study, including, but not limited to, the Principal Investigator, are properly registered with appropriate professional registration bodies to the extent required in New York State. MSK agrees to conduct the Study in accordance with the terms of this Agreement, the Protocol, MSK policies, applicable ethical standards and all other applicable laws, rules, regulations and guidance.

1.6.

Enrollment of Subjects. The Study involves the enrollment of evaluable subjects who meet all of the Protocol eligibility requirements (“Subject”). No Subject enrollment will occur until there is IRB approval of the Protocol at MSK, and all applicable regulatory approvals have been obtained.

1.7.

Changes to Protocol. MSK may, from time to time, make changes to the Protocol. Company shall have reasonable right to review the proposed changes to the extent the change impacts the use of the Study Drug or any change to the budget provided by Company hereunder, and to offer reasonable input prior to IRB submission, unless such changes are required to manage an urgent safety concern relating to the Study. Any changes to the Protocol will require IRB approval. If these changes will affect the cost of the Study, MSK will submit to Company a written estimate of such change. Any changes to the Budget (as defined below) which impose additional costs or supply obligations on Company will require Company approval.

1.8.

Network Sites. In the event one or more Network sites participate in the Study, the Network site(s) shall have the same rights and obligations of MSK, to the extent applicable, with respect to Sections 4, 5, 6, 7, 8, 9, 10, 11, and 12.

2.

Performance Period. The Study shall commence once this Agreement has been duly executed and the Study has been approved by the IRB and all applicable governmental or regulatory authorities, if any. Unless earlier terminated in accordance with the terms of this Agreement, the Study will continue until the obligations of this Agreement and the Protocol are completed.

3.	Financial Support.

3.1.

Budget. Company shall provide financial support for the Study in accordance with Exhibit B attached hereto and incorporated herein by reference, as may be amended between the parties from time to time (“Budget”). Each Party represents that the compensation provided under the terms of this Agreement shall not exceed fair market value for the activities performed, and has not been determined in consideration of, or in exchange for: (a) any implicit or explicit agreement to provide favorable procurement decisions with regard to Company’s products; or (b) the value or volume of any business generated between the parties. MSK further represents that the services to be performed under this Agreement do not and will not involve the promotion of a business arrangement or other activity that violates any state or federal law.

3.2.

Company will pay to MSK each amount due by Company under the Budget in accordance with sub-section 3.4 provided that: (a) MSK has issued Company a valid tax invoice with respect to the payment before the due date; and (b) MSK has complied with all material obligations under this Agreement.

3.3.

Any funds paid by Company to MSK under this Agreement must only be used in accordance with this Agreement and the Budget. MSK must promptly repay to Company: (a) subject to sub-section 13.3, any funds paid by Company to MSK which are unspent as at termination of this Agreement; and (b) any funds paid by Company to MSK which have been used for a purpose other than in accordance with this Agreement and the Budget.

3.4.	Payment. Company will pay by check, which will be made payable to Memorial Sloan Kettering Cancer Center and will be sent to:

Sloan-Kettering Institute for Cancer Research

P.O. Box 29049

New York, NY 10087

Attn: Memorial Sloan Kettering Cancer Center, Industrial Affairs

Tax Identification Number: 13-1624182

3.5.

No Cost for Study Drug. Company agrees to provide the Study Drug and other Study-related materials required during the course of the Study at Company’s sole cost and expense, provided that such Study-related materials are: (a) specified in the Budget; and (b) required to conduct the Study in accordance with the Protocol.

4.	Confidential Information.

4.1.

Confidential Information. During the Term, either Party may provide proprietary or confidential information necessary to conduct the Study to the other Party. Accordingly, “Confidential Information” is: (a) data and other information that is disclosed by one Party to the other under this Agreement during the Term and which relates to the Study, regardless of whether the information is disclosed in writing, orally, graphically, electronically, or in any other manner, but not including Study results; and (b) any information disclosed under this Agreement that is of a character commonly and reasonably regarded as confidential and/or proprietary in the applicable industry; (c) with respect to Company, includes any information regarding the formulation of the Study Drug to the extent such information is either marked as confidential or is of a nature that would reasonably be regarded as the confidential and/or proprietary information of Company; and (d) subject to sub-section 4.7, with respect to MSK, includes Study data and results. Each Party acknowledges and agrees that the other Party reserves all rights in and to their respective Confidential Information. This Agreement shall not constitute a license, assignment, or any other rights, expressed or implied, to either Party’s Confidential Information, except as expressly provided in this Agreement.

4.2.

Confidentiality Obligation. All Confidential Information disclosed under this Agreement will be held in confidence by the receiving Party during the Term of this Agreement and for a period of seven (7) years following termination or expiration of this Agreement. Each Party shall maintain the confidentiality of the other Party’s Confidential Information with at least the same degree of care as it maintains the confidentiality of its own confidential information, and in any event, not less than a reasonable standard of care.

4.3.

Non-Use Obligation. Each Party may disclose the other Party’s Confidential Information to their affiliates and the directors, officers, employees, contractors, and consultants and its affiliates who have a need to know the Confidential Information, as needed for performance under this Agreement, and only in connection with and in the furtherance of the Study, after advising each of the obligations under this Agreement, and who are bound by obligations of confidentiality substantially similar to those in this Agreement. Each Party shall be liable to the other Party for any breach by the receiving Party or its directors, officers, employees, contractors, consultants, and its affiliates. At no time shall either Party use the other Party’s Confidential Information for any purpose other than as described herein, or disclose such Confidential Information to any third party without the prior written consent of that Party.

4.4.

Exclusions. The obligations set forth herein shall not apply to any portion of Confidential Information which: (a) is or later becomes publicly known through lawful means in no violation of this Agreement by the receiving Party; (b) was known or possessed by the receiving Party prior to receipt and without being subject to an obligation to keep such Confidential Information confidential; (c) is lawfully obtained without restriction from a third party who had the legal right to disclose the same to the receiving Party; or (d) is independently developed by a Party without the use or benefit of Confidential Information. If either Party is required by applicable law, judicial order or governmental regulation, then that Party will be permitted to disclose (and shall not be required to destroy) any of the other Party’s Confidential Information that is required to be disclosed by a governmental authority or applicable law in connection with a legal or administrative proceeding (including, but not limited to, in connection with any regulatory approval process), provided that the Party: (a) notifies the other Party of any such disclosure requirement as soon as practicable; (b) reasonably cooperates with the other Party if the other Party seeks a protective order or other remedy in respect of any such disclosure; and (c) furnishes only that portion of the Confidential Information which the Party is legally required to disclose.

4.5.

Return or Destruction. Upon request by either Party, the other Party must destroy or return to that Party all of their Confidential Information in tangible form, including without limitation all copies, translations, interpretations, derivative works and adaptations thereof. Notwithstanding the foregoing, each Party may retain one (1) copy of Confidential Information for record-keeping purposes only or as otherwise required by law or regulation.

4.6.

Injunctive Relief. Each Party acknowledges that disclosure or improper use of the Confidential Information may cause the other Party immediate and irreparable harm. Without limiting the following, each Party agrees that the other Party may seek equitable relief in addition to any other remedies available.

4.7.

Confidential Information in Study Data. Notwithstanding anything in this Section 4, the parties acknowledge and agree that Company will be entitled to use and disclose Study Data: (a) in accordance with the license provided in sub-section 6.4.1; (b) to regulators to the extent required by law; and (c) to investors and potential investors to the extent such disclosure will be made under a confidentiality agreement with obligations no less stringent than those binding Company hereunder. Notwithstanding the foregoing, nothing herein shall be interpreted to supersede MSK’s right to first publish the Study Data under Article 7 hereof.

5.

Medical Records. MSK shall make reasonable efforts to ensure that Company is not exposed to any protected health information of any Study Subject unless required by law or mutual agreement in performance of the Study. In the event Company shall come into contact with any Subject’s medical records, Company shall hold in confidence the identity of such Subject and shall comply with all applicable law(s) regarding the confidentiality and privacy of such Subject’s records.

6.	Proprietary Rights.

6.1.

Study Data. All information resulting from the Study conducted under this Agreement, including, but not limited to, all data (including, but not limited to, Subject-level data), results, and conclusions based on such data and/or results (hereinafter “Study Data”) shall be owned exclusively by MSK.

6.2.

A Clinical Study Report will be supplied to Company by MSK at the conclusion of the Study. If Company requests access to case report forms and underlying data for the purpose of making submissions to FDA or other competent authorities, MSK and Company shall arrange for appropriate transfer of such information and data (including, but not limited to, any information necessary to understand such data but excluding any personally identifiable data) in a readable format at Company’s sole expense. MSK agrees to provide reasonable assistance to Company in responding to queries from competent authorities regarding Study Data, providing that Company agrees to reimburse MSK’s reasonable costs for such assistance if required.

6.3.

Inventions. “Inventions” shall mean all inventions or discoveries, whether or not patentable, and all associated intellectual property, which are conceived and reduced to practice in connection with the performance of this Agreement or the Study. MSK shall own all right and title to Inventions and all intellectual property therein.

6.4.	Licenses.

6.4.1.

MSK hereby grants to Company a non-exclusive, royalty-free, fully paid, sublicensable non-transferrable license under MSK’s rights to: (a) subject to MSK’s publication rights in Section 7, the Study Data; and (b) Inventions that are conceived and reduced to practice in performance of the Study through the use of the Study Drug (“Study Drug-Related Inventions”).

6.4.2.

Provided Company has otherwise performed its material obligations under this Agreement , MSK grants to Company an option to negotiate an exclusive license to MSK’s rights to Study Drug-Related Inventions (“Option”). Company must exercise such Option with respect to a Study Drug-Related Invention no more than ninety (90) days after Company’s receipt of the applicable invention disclosure from MSK (“Option Period”). The Parties shall use their reasonable efforts to negotiate, for a period not to exceed ninety (90) days after Company’s exercise of such Option, a definitive license agreement satisfactory to both Parties (“Negotiation Period”). In the event Company fails to exercise its Option within the Option Period, or the Parties fail to reach a definitive agreement on the terms of such definitive license within the Negotiation Period or such other period of time agreed by the Parties, MSK shall have no further obligation to Company under this Agreement with respect to an exclusive licence to said specific Study Drug-Related Inventions. Any license negotiated pursuant to this Section shall reserve for MSK a non-exclusive license to practice the Study Drug-Related Invention for non-commercial research, academic, and patient-care purposes, and for publication purposes in accordance with the terms of Section 7 (Publications).

6.5.

No License. Neither Company nor the MSK transfers to the other by operation of this Agreement any patent right, copyright right, or other proprietary right of any party, except as explicitly set forth in this Agreement.

7.

Publications. MSK reserves the right to make or permit to be made scholarly disclosures of the results of the Study, including without limitation, publication in scholarly journals, presentations at academic and other conferences, disclosures to MSK and non-MSK scholars, and disclosures in grant and funding applications. At least thirty (30) days prior to any such publication, MSK shall share with Company a manuscript of the proposed publication for their reasonable review. MSK must limit the use of any Company Confidential Information in any publication to the extent reasonably practicable and consistent with principles of academic freedom. If Company identifies its Confidential Information contained in the proposed publication, MSK will remove such Company Confidential Information to the extent such removal does not render the publication or presentation inaccurate or misleading. In the event that the Publication discloses any registrable intellectual property of Company, MSK agrees to further delay release of such publication or presentation for an additional forty-five (45) days so that Company can seek legal protection of such registrable intellectual property subject matter. MSK will provide, in accordance with customary standards, an appropriate acknowledgement in any such publication of Company’s support or other role in the Study. Despite any license granted in this Agreement, Company must not publish any Study Data in any scholarly journal until the earlier of: (a) the date after MSK publishes such Study Data in a scholarly journal; or (b) the date which is 18 months from completion of the Study.

8.

Use of Name. Except as otherwise required by law or regulation, or as permitted under Section 7 (Publication), neither Party shall release or distribute any materials or information containing the name of the other Party or any of its employees without prior written approval by an authorized representative of the non-releasing Party, but such approval shall not be unreasonably withheld. Notwithstanding anything to the contrary, each Party agrees to allow use of the name or marks of that Party or any of its affiliates, departments, directors, officers, employees, or agents: (a) as permitted under Section 7 (Publications); (b) as required by applicable law, judicial order or governmental regulation; or (c) to the extent used in reference to information that is already in the public domain.

9.	Conformance with Law and Accepted Practice.

9.1.

Compliance. The Parties will engage under this Agreement, to the extent applicable to each Party, in compliance with all applicable laws, regulations, and guidance, including, without limitation, to the extent applicable: (a) the United States Food, Drug and Cosmetic Act (“FDCA”); (b) regulations and guidance of the FDA governing clinical investigators and the protection of human subjects; (c) the Federal Common Rule, as set forth in 45 C.F.R. Part 46; (d) export control and economic sanctions regulations that prohibit the shipment of United States-origin products and technology to certain restricted countries, entities and individuals; (e) United States anti-bribery laws pertaining to interactions with government agents, officials and representatives; and (f) the Health Insurance Portability and Accountability Act of 1996 (HIPAA). If generally accepted standards of GCP relating to the safety of Subjects require a deviation from any Protocol, these standards will be followed. Any Party who receives notice of the need for a deviation from the Protocol will promptly inform the other Party to this Agreement of the facts causing the deviation as soon as the facts are known to the Party. In addition, MSK will ensure that Principal Investigator will promptly inform the applicable IRB of the deviation. In the event of a conflict between any of the terms of this Agreement and applicable law, compliance with the latter shall never constitute a breach of this Agreement.

9.2.

Debarment. Each Party represents that it, nor, to the best of its knowledge, any of its employees or agents contributing to the performance of its obligations hereunder, is not presently nor has ever been: (a) debarred pursuant to Section 306 of the FDCA, as amended; (b) disqualified as a clinical investigator pursuant to 21 C.F.R. § 312.70; (c) excluded from participation in any “federal health care program” as defined in 42 C.F.R. § 1001.2 (as indicated by an appearance on the List of Excluded Individuals/Entities maintained by the Office of Inspector General of the Department of Health and Human Services, the Excluded Parties List System maintained by the U.S. General Services Administration, or other applicable exclusionary databases); or (d) debarred by an applicable state law. MSK agrees not to knowingly employ or otherwise engage any individual or entity for the performance of this Study who has been debarred, disqualified, or excluded, as described above. In the event of any debarment occurring during the period of this Agreement, such Party shall immediately provide notice to the other Party.

9.3.

Required Notification. Pursuant to AAHRPP requirements, during and for a period of at least two (2) years after the completion of the Study, Company shall promptly report to the Principal Investigator any information regarding the Study Drug that it reasonably believes could be determined to: (a) affect the safety and welfare of Study Subjects; or (b) affect the willingness of Study Subjects to continue their participation in the Study; or (c) that may alter the IRB’s approval to continue the Study. MSK, through the Principal Investigator and/or IRB, as appropriate, shall be responsible for informing Study Subjects of the above important information they learn from Company. This Section survives the expiration or termination of this Agreement.

9.4.

Registration. To the extent required by law, MSK shall register the Study with the public registry clinicaltrials.gov prior to enrolling the first patient in the Study, and shall comply with all requirements thereafter to keep the registration accurate and up-to-date.

9.5.

Safety Reporting. Notwithstanding any other provision of this Agreement, MSK shall notify Company of any suspected unexpected serious adverse reactions (“SUSARs”) during the course of the Study, within one (1) business day of MSK first becoming aware of their occurrence, so that Company may fulfil its regulatory reporting requirements. In addition, MSK shall provide quarterly safety listings, in a format mutually acceptable and consistent with common practice, so that Company may include them in its mandatory data filings.

10.	Responsibility and Insurance.

10.1.	Responsibility.

10.1.1.

Each Party shall be responsible for any liabilities arising out of its own respective acts in performing its respective obligations under this Agreement. On the one hand, Company shall be responsible for liabilities arising from manufacture, design, and formulation of the Study Drug and for any use of data, results, and intellectual property granted by Institution to Company hereunder. On the other hand, Institution shall be responsible for liabilities arising from treatment of Study subjects enrolled under the Protocol.

10.1.2.

No Party enter into an agreement, settlement or otherwise resolve any claim that involves an admission of liability, financial responsibility, or wrongdoing by, or imposes any obligations on the other Party without the prior written consent of the other Party, which consent will not be unreasonably withheld.

10.2.

Subject Injury. MSK will provide medical treatment to Study Subjects who suffer an injury and/or condition as a result of the Study. Company will pay for all costs associated with all such medical treatment of any injury and/or condition that is a result of the Study subject’s participation in the Study, the use of the Study Drug and/or the performance of any intervention required by the Protocol solely to the extent such injury or condition is the result of Company’s manufacturing defect of the Study Drug. Company shall not be responsible for paying for any such cost of any such medical treatment if any such injury and/or condition is determined to result directly from (a) the negligence, recklessness, or intentional misconduct of, or violation of law by, MSK or any of its associates, affiliates, or personnel performing the Study; (b) failure of MSK or any of its associates, affiliates, or personnel performing the Study to adhere to the terms of the Protocol, provided that emergency medical care shall not be deemed a violation of the Protocol.

10.3.

Insurance. Company shall maintain general liability insurance, including products liability or clinical trial coverage, sufficient to meet its indemnification obligation under this Agreement. Company agrees that the limits of such coverage will be at least $5,000,000 per occurrence and $10,000,000 in the aggregate. Such insurance must include MSK, MSK’s IRB, and its affiliates as additional insureds with respect to this Agreement. This insurance shall be written to cover claims incurred, discovered, manifested, or made during or after the expiration of this Agreement. Company will provide a certificate of insurance and additional insured endorsement evidencing such coverage upon MSK’s request. Company will provide written notice to MSK at least thirty (30) days prior to the cancellation, non-renewal, or any material change to such insurance. The amount of Company’s insurance coverage shall not be construed as creating a limit on Company’s indemnification obligations under this Agreement.

11.	Representations and Warranties.

11.1.	Representations.

11.1.1.

Each Party represents that as of the Effective Date, there is no hindrance, by law or agreement, preventing it from entering into this Agreement or from performing its obligations under this Agreement. This Agreement has been duly executed and delivered by each Party and is enforceable against it in accordance with the Agreement’s terms. Each Party shall perform its obligations under this Agreement in a professional and diligent manner and in compliance with all applicable laws, rules and regulations.

11.1.2.

Company further represents that: (a) it has obtained all necessary governmental and regulatory approvals to perform its obligations under the Agreement and provide the Study Drug; (b) such approvals will be in full force and effect during the Study; (c) Study Drug has been manufactured, formulated and passed quality control tests in accordance with Company IND 112,608 and applicable regulations; (d) it has disclosed to MSK and applicable government authorities all relevant, material information concerning the safety, use, efficacy and Study Drug experience; (e) use of the Study Drug for Study purposes will not infringe the rights, patent or otherwise, of any third party; and (f) any hazardous material packaging provided by Company meets regulatory requirements for MSK’s use according to the Protocol.

11.1.3.

Except as expressly set out in this Agreement, MSK makes no representations or warranties, regarding the Study, including, but not limited to, the data and/or results of the Study or the ownership, merchantability, or fitness for a particular purpose of such data, results or Inventions.

12.

Limitation of Liability. The Parties acknowledge and agree that neither Party shall be liable to the other, or to anyone claiming through such other Party, for any losses or damages arising under any of the following:

(a)	loss of anticipated opportunity, revenue, savings, profit or goodwill; or

(b)	any indirect, consequential, incidental, punitive or exemplary damages, however caused, and whether arising under contract, tort (including but not limited to, negligence) or otherwise.

13.	Term; Termination; Survival.

13.1.

Term. This Agreement commences on the date of the last signature on the signing page (“Effective Date”) and continues until the earlier of the completion of the Study or five (5) years after the Effective Date (“Term”), unless earlier terminated in accordance with this Agreement.

13.2.	Termination. This Agreement may be terminated:

(a)	by MSK for any reason with thirty (30) days written notice to Company;

(b)	by either Party by written notice to the other immediately in the interest of Study subject safety;

(c)

by either Party upon the material breach of the other Party, provided that the Party alleging such breach has given written notice of same and the breach has not been cured within forty-five (45) days from the delivery of such written notice;

(d)	upon the occurrence of an event qualifying as a termination event as described in the Protocol;

(e)

by either Party upon forty-five (45) days’ notice to the other Party in the event the terminating Party becomes insolvent, makes or has made an assignment for the benefit of creditors, is the subject of proceedings in voluntary or involuntary bankruptcy instituted on behalf of or against such Party (except for involuntary bankruptcies which are dismissed within sixty (60) days), or has a receiver or trustee appointed for substantially all of its property; or

(f)

by the Company upon forty-five (45) days’ notice to MSK in the event that the Company’s Board of Directors formally resolves that financial support of the Study is no longer commercially reasonable nor consistent with the exercise of prudent scientific and business judgment, including, but not limited to, taking into account the interests of Company’s shareholders. Under such circumstances, MSK and Company shall negotiate in good faith opportunities to modify or otherwise fund the Study. Notwithstanding the foregoing, in the event of any termination by Company under this Section 13.2(f), Company will ensure that Study Drug supply continues to be provided to MSK to ensure that patients who are currently receiving treatment in the Study are able to complete their treatment as per the Protocol.

13.3.

Early Termination. In the event of such early termination by Company, Company will reimburse MSK for all expenses reasonably incurred up to the date of termination which Company would be required to fund in accordance with the Budget, including, but not limited to, all non-cancelable obligations, and shall pro-rate financial support due based upon actual work performed and expenses committed pursuant to the Study.

13.4.

Survival. Termination of this Agreement by either Party shall not affect the rights and obligations of the Parties accrued prior to the effective date of the termination. The rights and duties under the following Sections: Financial Support, Confidential Information, Proprietary Rights, Publication, Use of Names, Conformance with Law and Accepted Practice, Indemnification and Insurance, Representations and Warranties, Limitation of Liability, Termination, Construction, Severability, Waiver, Governing Law, Independent Contractors, Third Party Beneficiaries, Notice, and Entire Agreement; Counterparts will remain in effect.

14.	Amendments. No amendment or modification of this Agreement will be effective unless in writing and signed by both Parties.

15.

Construction. In construing this Agreement, unless expressly specified otherwise: (a) except where the context otherwise requires, use of any gender includes any other gender, and use of the singular includes the plural and vice versa; (b) headings and titles are for convenience only and do not affect the interpretation of this Agreement; (c) each Party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms of this Agreement, the Parties agree that no presumption will apply against the Party that drafted such terms.

16.

Severability. In the event any provision of this Agreement is illegal, invalid, or unenforceable, in whole or in part, under applicable law, such provision will be ineffective to that extent only and shall be restated to reflect the original intentions of the Parties as nearly as possible in accordance with applicable laws. The legality, validity, and enforceability of the remaining provisions shall not be affected thereby, and shall remain in full force and effect.

17.	Assignment. Neither Party may assign or transfer this Agreement or services to be performed under this Agreement without the prior written consent of the other Party.

18.

Waiver. No action or inaction by either Party shall be construed as a waiver of such Party’s rights under this Agreement or as provided by applicable law. No term of this Agreement may be waived except by an express agreement in writing signed by the waiving Party. The failure or delay of a Party in enforcing any of its rights under this Agreement shall not be deemed a continuing waiver of such right. The waiver of one breach hereunder shall not constitute the waiver of any other or subsequent breach.

19.

Governing Law. This Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles, and Parties agree to the exclusive jurisdiction and venue of the state and federal courts in New York County, New York (without restricting any rights of appeal). Each Party agrees that all claims and matters may be heard and determined in any such court and each Party waives any right to object to such action on venue, forum non conveniens, or similar grounds.

20.

Subcontracting. MSK collaborates with a network of affiliated alliance sites, regional network sites, underserved minority populations and community health clinics (collectively, “Network Sites”). For avoidance of doubt, Network Sites include Regional Network Sites, MSK Alliance Clinical Trial Sites, and Cancer Health Equity Research Program Sites. On MSK’s behalf, Company shall supply to Network Sites (or procure the supply) at no cost, quantities of Study Drug required for conducting the Study in accordance with the Protocol and applicable laws. MSK will be responsible to Company for any act or omissions of all Network Sites relating to the Study and Study Drug as if such acts or omissions were those of MSK.

21.

Independent Contractors. The relationship of the Parties hereto is that of independent contractors. Neither Party hereto shall be deemed to be an agent, partner, employee or joint venturer of the other for any purpose as a result of this Agreement or any transaction contemplated by this Agreement. Neither Party hereto shall have any express or implied right or authority to assume or create any obligation on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any third party.

22.	Third Party Beneficiaries. Except as otherwise specifically set forth, this Agreement does not create any rights, or rights of enforcement, in third parties.

23.	Notice. Any notice given pursuant to the terms and provisions hereof will be in writing and delivered by hand, courier, or by a postage-paid traceable method of delivery to the address below:

If to MSK:

Memorial Sloan Kettering Cancer Center
1275 York Avenue, Box 524
New York, N.Y. 10065
Attention:	Gregory Raskin, M.D.
Vice President
Technology Development

With a Copy to:

Memorial Sloan Kettering Cancer Center
Office of Technology Development
Attention:	Shilpi Banerjee, Esq., Ph.D.
Chief Intellectual Property Counsel
If by mail:	1275 York Avenue, Box 524
New York, N.Y. 10065
If by courier:	600 Third Avenue, 16th Fl.
New York, NY 10016

If to Company:

Kazia Therapeutics Limited

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000, Australia

24.

Force Majeure. Neither Party will be responsible or liable for any delay in performance of any of the terms or conditions required by this Agreement due to conditions beyond the delayed Party’s reasonable control. Each Party will, however, use its reasonable efforts to avoid or cure such conditions. The Party claiming such conditions as an excuse for delayed performance will give prompt written notice to the other Party of the conditions, its intent to delay performance, and how long the delayed Party expects the delay to last. The delayed Party will resume its performance as soon as performance is possible.

25.	Entire Agreement; Counterparts.

25.1.

Entire Agreement. This Agreement embodies the entire agreement of the Parties. It supersedes all prior agreements between the Parties with respect to the subject matter. In the event of any inconsistency between this Agreement and the Protocol, the Protocol takes precedence in matters of medicine and science, and this Agreement takes precedence in all other matters.

25.2.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, together, shall constitute the same instrument. Execution and delivery of an executed signature page to this Agreement in PDF file format, or by electronic mail shall be as effective as delivery of a manually signed counterpart of this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date by a duly authorized representative of each of MSK and Company.

MEMORIAL SLOAN KETTERING CANCER CENTER

By:

Print Name: Gregory Raskin, M.D.

Title: Vice President, Technology Development

Date: 18 July 2019

KAZIA THERAPEUTICS LIMITED
By:	By:

Print Name: Dr James Garner Title: Director Date: 22 July 2019	Print Name: Kate Hill Title: Company Secretary Date: 22 July 2019

READ AND UNDERSTOOD BY

T Jonathon Yang

Tzu-l Jonathon Yang, MD, PhD

Principal Investigator

Date: 18 July 2019

Exhibit A – Protocol

(Incorporated by reference)

Exhibit B – Study Budget & Payment Schedule

Execution of contract and IRB approval	20.00%
First patient dosed to Part A	15.00%
Completion of Part A (escalation)	30.00%
First patient dosed to Part B	15.00%
Last patient in	10.00%
Final Study Report	10.00%
Total Budget	100.00%

1. Payments will be issued within 30 days of receipt of invoice. Payments must clearly identify invoice number, protocol identifier, and MSK PI.

2. If full enrollment is not achieved, payments will be made for all expenses reasonably incurred to the date of termination in accordance with the Budget and with the terms of the Agreement.

Exhibit C– Study Drug Responsibilities

Study Drug Responsibilities

GDC-0084 Capsules – Phase 1 Clinical Study Use

Background & Scope:

(i)	MSK plan to Sponsor a Phase 1 clinical study using GDC-0084, with study drug responsibilities as indicated below.

(ii)	Company (Kazia) will supply to MSK GMP manufactured and primary packed study drug for Phase 1 clinical trial use in the US. Company (Kazia) responsibilities as indicated below.

#	Responsibility	Company (Kazia)	MSK
1	Study Drug: Supply of GMP manufactured and primary packed (unlabeled) GDC-0084 15mg capsules with supporting GMP documentation (e.g. manufacturers CoA)	X

2	Study Drug: Each bottle of study drug supplied will be identified (either labeled or ink-jet printed) with a unique lot number to prevent risk of mix-up	X

3	Retest Date & Storage Conditions: Provision of retest date and storage conditions for the study drug supplied	X

4	Ordering: Requests for study drug will be provided to Kazia in writing		X

5	Shipping: Will ship study drug to MSK accompanied by relevant paperwork (e.g. packing list)	X

6	Receipt & Labeling: Receive, store and label study drug for clinical study use		X

7	Release of Study Drug: responsibility for release of labeled study drug for Phase 1 clinical study use in US		X

8	Product Defects / Product Complaints: will promptly notify the other party if a Quality Defect is observed or reported (e.g. damage to capsules or primary packaging)	X	X

9	Product Recall: will notify MSK in the event of a Product Recall and both parties will work together as may be required to coordinate the Recall and notify the relevant regulatory authorities [Note: Product Recall may also be referred to as “stock recovery” in US as the Sponsor exerts direct control over the drug].	X

10	Returns & Destruction: Responsibility for any returns and destruction rests with		X